UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G1

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Great Wolf Resorts, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
391523107
(CUSIP Number)
July 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Resubmitting this Schedule 13G to correct CIK and CCC codes. No other information has been changed.

CUSIP No.	391523107

1	NAMES OF REPORTING PERSONS HG Vora Special Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.70%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Cayman Islands exempted company)

CUSIP No.	391523107

1	NAMES OF REPORTING PERSONS HG Vora Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.70%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	391523107

1	NAMES OF REPORTING PERSONS Parag Vora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.70%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	(a) Name of Issuer
Great Wolf Resorts, Inc. (the “Issuer”)
(b) Address of principal executive offices
525 Junction Road, Suite 6000
South Madison, WI 5371

Item 2.	(a) Name of Person Filing
This statement is filed by:
(i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”);
(ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”); and
(iii) Parag Vora, an individual (“Mr. Vora”).
The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 1 hereto.
(b) Address of principal executive offices
The business office address of the Fund is Queensgate House, South Church Street, Grand Cayman, KY1-1108, Cayman Islands, and the business office address of the Investment Manager and Mr. Vora is 870 Seventh Avenue, Second Floor, New York, NY 10019.
(c) Citizenship
The Fund is a Cayman Islands exempted company, the Investment Manager is a Delaware limited liability company, and Mr. Vora is a United States citizen.
(d) Title of Class of Securities
Common Stock, $0.01 par value per share (the “Common Stock”).
(e) CUSIP Number
391523107

Item 3.	Not applicable.

Item 4.	Ownership.
A. HG Vora Special Opportunities Master Fund, Ltd.
(a) Amount beneficially owned:
As of July 8, 2011, directly owned: 2,500,000 shares of Common Stock.
(b) Percent of class:
7.70%. The percentages used herein and in the balance of this Item 4 are rounded to the nearest tenth and based on 32,471,526 shares of the Issuer’s Common Stock outstanding as of May 5, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 5, 2011.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,500,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,500,000
B. HG Vora Capital Management, LLC
(a) Amount beneficially owned:
As of July 8, 2011, may be deemed to have beneficially owned: 2,500,000 shares of Common Stock.
(b) Percent of class:
7.70%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,500,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,500,000

C. Parag Vora
(a) Amount beneficially owned:
As of July 8, 2011, may be deemed to have beneficially owned: 2,500,000 shares of Common Stock.
(b) Percent of class:
7.70%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,500,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,500,000

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 8, 2011

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/
Name:
Title:

HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/
Name:
Title:

PARAG VORA
/s/
Parag Vora

Exhibit 1
The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Great Wolf Resorts, Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/
Name:
Title:

0HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/
Name:
Title:

PARAG VORA
/s/
Parag Vora